SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

COMPANY ANNOUCEMENT

Sao Paulo, August 8th, 2007 - Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S/A (“Unibanco Holdings”) inform the market that, in the form of the resolution taken on the meeting made on this date, the Board of Directors of both Unibanco and Unibanco Holdings approved, as per the terms of Article 30 of the Brazilian Law N. 6,404, of December 15, 1,976, CVM Normative Ruling N. 10, of February 14, 1,980, CVM Normative Ruling N. 358, of January 03, 2,002, both as amended, the acquisition, by Unibanco, of preferred shares issued by Unibanco, as well as preferred shares issued by Unibanco Holdings, in accordance with their ByLaws, with the purpose of keeping these shares as treasury stock, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings, remaining at the discretion of Unibanco’s Board of Officers the decision as to the timing and volume of the acquisitions.

By meanings of the terms of the article 8th of the CVM Normative Ruling N. 10/80, it is clarified that:

(i) Such acquisition of shares has, as its purpose, the application of the resources available from Unibanco´s “Revenue Reserve” account. Unibanco and Unibanco Holdings believe that this stock repurchase plan is in the best interest of both Unibanco’s and Unibanco Holdings’ shareholders;
(ii) The amount of shares to be acquired must not exceed 20,000,000 preferred shares issued by Unibanco and 20,000,000 preferred shares issued by Unibanco Holdings;
(iii) The authorization will be valid for 6 (six) months to be counted from August 10th, 2007; and
(iv) The acquisition of the shares will be carried out at fair market value and through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A., located in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue n.º 891, or another broker to be determined by Unibanco’s Board of Officers.

The acquisition of preferred shares issued by Unibanco and Unibanco Holdings mentioned above must be made solely through the acquisition of Share Certificates (UNITS), traded in the Brazilian Market. Thus, Unibanco is authorized to acquire up to 20,000,000 UNITS.

On August 7th, 2007, there are, 1,130,159,797 outstanding preferred shares issued by Unibanco, as well as 1,075,775,511 outstanding preferred shares issued by Unibanco Holdings.

Based on previous authorizations, there are 3,953,286 preferred shares issued by Unibanco and 14,076,272 preferred shares issued by Unibanco Holdings as treasury stocks.

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.

Geraldo Travaglia Filho
Investor Relations Officer

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3584-1980
Fax: (55 11) 3584-1585
E-mail: investor.relations@unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.